

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 28, 2009

Mr. Emanuel G. Pavlopoulos
Universal Infotainment Systems Corporation
East West Corporate Center
1771 Diehl Road, Suite 330
Naperville, Illinois 60563

Re: **Universal Infotainment Systems Corporation**
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 23, 2009
           File No. 333-154227

Dear Mr. Pavlopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 from our letter dated December 15, 2008. Please revise the disclosure on pages 21 and 22 to identify the former principals of Universal Global as promoters of Universal Infotainment Systems and provide the disclosure required by Regulation S-K Item 401(g) and Item 404(c).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.   We note your response to comment 9 from our letter dated December 15, 2008. Please revise throughout, including in this section and the executive compensation section, to clearly disclose that your Chairman has obtained funds

on an interest-free basis from his parents which he has subsequently loaned to the company at an annual 5% interest rate.

Exhibits, page 47

3.   Please revise your exhibit index to accurately reflect that exhibits listed under Item 3 are not "filed herewith" and correct the references to the exhibit numbers of your Legal Services Agreement (previously filed as 10.13) and your Second Employment Agreement Amendment – Emanuel G. Pavlopoulos (previously filed as 10.12).

Exhibit 5.1 Legal Opinion

4.   Please obtain a new legal opinion, to be filed as Exhibit 5.1, to correctly reflect the number of shares of common stock to be registered, as your current legal opinion references only 1,302,246 shares of common stock.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Please contact Scott G. Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special
Counsel, at (202) 551-3350 or me, at (202) 551-3810, with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Michael T. Williams, Williams Law Group, P.A.
        Via Facsimile: (813) 832-5284